November 13, 2017

VIA EDGAR

Eric McPhee, Senior Staff Accountant, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hersha Hospitality Trust

Form 10-K for year ended December 31, 2016

Filed February 24, 2017

File No. 001-14765

Dear Mr. McPhee:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing referenced above, as set forth in your letter dated October 16, 2017, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, the Staff comment contained in your October 16, 2017 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2016

Note 1. Organization and Summary of Significant Accounting Policies, page 68

Principles of Consolidation and Presentation, page 69

1.	We have considered your response to our prior comment one. Please address the following with respect to your segment analysis:

•	Please elaborate on how you determined your operating segments meet the aggregation criteria of ASC 280-10-50-11 given that they do not share similar economic characteristics.

RESPONSE: The Company presents all operating segments combined and in the aggregate since there are no apparent similar economic characteristics among operating segments and no one segment meets or exceeds the 10% percent threshold in any prescribed test, the most significant property being less than 6% of the respective significance threshold. As a result, we present one combined, consolidated operating segment. In future filings, we will clarify our disclosure to read as follows:

“We allocate resources and assess operating performance based on individual hotels and consider each one of our hotels to be an operating segment. No operating segment, individually, meets the threshold for a reportable segment as defined within ASC Topic 280 – Segment Reporting, nor are there any sub-groupings that fully satisfy the requisite aggregation criteria therein. As a result, the Company does not present separate operating segment information within the Notes to the Consolidated Financial Statements.”

•	We note from your response that no one operating segment meets or exceeds the quantitative thresholds described in ASC 280-10-50-12. Please tell us how you considered the guidance in ASC 280-10-50-14 as it pertains to the minimum threshold for consolidated revenue to be included in reportable segments.

RESPONSE: The Company considers the guidance in ASC 280-10-50-14 as it pertains to the minimum threshold for consolidated revenue to be included in reportable segments. In addition to ASC 280-10-50-14, the Company also considers the implementation guidance in ASC 280-10-55-41 in forming our conclusion. For reference, ASC 280-10-50-14 states:

“If total of external revenue reported by operating segments constitutes less than 75 percent of total consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the criteria in paragraph 280-10-50-12) until at least 75 percent of total consolidated revenue is included in reportable segments.”

The Company concluded that none of its operating segments, on its own, is a reportable segment. For further guidance, we considered ASC 280-10-55-41, entitled “Case D: Segments Identified as Reportable Segments Constitute Less than 75 Percent of Consolidated Revenues,” which notes that the example entity identified two reportable segments that only constituted 73 percent of consolidated external revenues, requiring an additional segment to be identified to meet the 75 percent revenue test. In considering both ASC 280-10-50-14 and ASC 280-10-50-41, we interpret the guidance on the 75 percent test applies in circumstances where the company had at least one reportable segment. In our research we did not find, and we are not aware of any, authoritative literature or examples that illustrated a situation where a company had identified no reportable segments but applied the 75 percent test to report otherwise nonreportable operating segments.

We analyzed the Company’s 2016 revenue by hotel which was used in calculating individual significance in accordance with ASC 280-10-50-12. We note segment disclosures for a minimum of 26 individual operating segments would be required to be provided in order to meet the quantitative thresholds prescribed by the 75 percent test in ASC 280-10-55-14, if applicable to the Company at December 31, 2016. We reviewed the guidance in ASC 280-10-50-18, which would limit the number of hotels within a segment disclosure to the 10 largest hotel properties (operating segments), and only approximately 41 percent of consolidated reported revenue as of December 31, 2016 would be reported by operating segment while approximately 59 percent of revenue would be aggregated. We believe providing segment information on 10 of the 54 hotels that contributed to consolidated revenue during 2016 does not provide a user of the financial statements with information to better understand the Company’s performance or make more informed judgements about the public entity as a whole.

Lastly, management notes ACS 280-10-55-7C, which indicates that the objective and basic principles of this Subtopic are “to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.” Management considers our conclusion regarding the applicability of the 75 percent test to be in line with the objective and basic principles of this Subtopic.

•	Please provide additional analysis to support your conclusion that the nature of your products and services are sufficiently similar. For example, please tell us how you concluded that an extended stay hotel is similar to a luxury hotel. Please ensure that your analysis considers the range of activities specific to your business.

RESPONSE: ASC 280-10-50-11 notes that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of Segment Reporting, if the segments have similar economic characteristics, and if the segments are similar in the nature of, among other things, products and services. Each of our hotels meets the criteria to be considered an operating segment. As noted above, our operating segments do not share similar economic characteristics and therefore should not be aggregated using the criteria set forth in ASC 280-10-50-11.

While we do not aggregate on the basis of ASC 280-50-11, we do believe each hotel’s products and services are similar in nature. Our investment strategy is to invest in high quality, rooms-oriented, transient hotels in locations with significant barriers to entry. Our focus on rooms-oriented hotels is evidenced by the limited food and beverage and other ancillary offerings and the limited meeting space accommodations at most of our hotels. If one of our hotels does have food and beverage operations beyond complimentary breakfast offerings, those operations are usually de minimis to the results of the overall hotel or are leased to third party operators, allowing our hotel operators to focus primarily on the rooms operations.

Our strategy to focus on the transient guest is evidenced primarily by the size of each of our hotels. Our largest hotel has 357 guest rooms and the average number of rooms in hotel in our portfolio is approximately 150 guest rooms. This relatively low room count per hotel does not allow us to focus on group business which often requires hotels much larger in size to accommodate conventions or other group travel. In addition, in aggregate revenue derived from our extended stay hotels represents less than 10% of our revenue and customers of these hotels are, more often than not, transient in nature.

While the quality of the product and services offered differs significantly from hotel to hotel, the nature of our products and service offerings are sufficiently similar in that each hotel is rooms-oriented and focused on the transient customer. For example, a rooms-oriented luxury hotel is similar to a limited service or an extended stay hotel in that each is subject to similar risks and opportunities for growth related to occupancy, average daily rate and exposure to operating expenses which are primarily driven by salary and wages of hotel staff, real estate taxes, utilities, and costs associated with management and franchising of the hotel.

In arriving at our conclusion that the nature of our products and services are sufficiently similar, we considered the basis for conclusion in Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”) which was superseded by ASC Sub-Topic 280, “Segment Reporting.” Included in SFAS 131 is a discussion regarding the relative nature of segment reporting, noting that a highly diversified entity with a retail operating segment may consider all consumer products to be similar within that segment when it has other operating segments such as financial services and road construction. However, an entity that sells only consumer products may consider razor blades to be different from toasters. We believe our circumstances are not analogous to the example provided in SFAS 131, as operations that are ancillary to our rooms oriented services are not significant to the operations of our hotels.

•	Additionally, please provide further analysis to support your conclusion that the types of customers are sufficiently similar. For example, please tell us how you concluded that a customer staying at one of your luxury hotels is similar to a customer staying at one of your transient or midscale hotels. Similar to the above, please ensure that your analysis considers the range of activities specific to your business.

RESPONSE: While we do not aggregate on the basis of ASC 280-50-11, we do believe each hotel’s type or class of customer are similar in nature. As required by rules governing Real Estate Investment Trusts within the meaning of the Internal Revenue Code, our hotels are operated by qualified independent managers (“Hotel Operators”). Information available to us about our customers is limited to the information captured by our Hotel Operators. Customer information is generally available to differentiate customers as transient, group business, and contract. Transient customers typically reserve their rooms through the brands website, the hotels website, or by contacting the hotel directly. Group business customers usually negotiate terms far in advance of their stay and typically involves a negotiated rate for a set number of room nights. Contract business is typically a negotiated rate structure for a particular customer that would be in effect for a specified period of time. As noted above our strategy is to invest in rooms-oriented, transient hotels and accordingly, across our portfolio, most of our customers are transient, with each hotel reporting a different mix between transient, group business and contract customer. For the year ended December 31, 2016, revenue from transient stays was 83.3% of total rooms revenue, while group business and contract customer represented the remaining 16.7% of total rooms revenue.

The Company’s focus on owning high quality, rooms-oriented, transient hotels allows for our customers to utilize various hotels across our portfolio, ranging from luxury to midscale, depending on the nature of their travel.

In considering the range of activities specific to our business, we note that operations that are ancillary to our rooms oriented services are not significant to the operations of our portfolio of our hotels.

*****

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 412-5715.

Very truly yours,

/s/ Michael R. Gillespie

Michael R. Gillespie
Chief Accounting Officer

cc:	Ashish R. Parikh

James V. Davidson

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